Manish Seth Work History

Newsweek Expert Forum
Official member, freelance
Jan 2023 – present

Sharing Insights on new technologies in electric and sustainable mobility with Newsweek Expert Forum, a vetted professional organisation of senior executives, speakers, authors and academics who are passionate about sharing their expertise.

Volektra
Founder
February 2020 – present

On a Mission to Democratise Sustainable Mobility by providing world's most advanced and climate neutral drivetrain solutions for any vehicle between a bike and a car

Kongsberg Automotive
Independent Consultant
June 2022 – August 2022

Product development process development for complex organisations and distributed teams.

Head of Product Development Process
September 2019 – June 2022

Working with Executive management and BU management to redesign and development of Corporate product development process for 6 business units spanning all continents and regions. Including hardware and software and integrating the development process with a balance of stage gate and agile methods. Developed Product Development strategy framework, portfolio governance and selection, process landscape and reduced escalation frequency, launch issues attributable to process. Developed and implemented management and process KPIs, scorecards, APQP based landscape and incorporating Aspice and Functional safety by working with experts in these areas. Created an implementation Task force for quick execution and streamlining of implementation.